Exhibit 99.1

 Newater Technology, Inc. Announces Rescheduled Date for its Annual Meeting of Stockholders now to be held on December 29, 2020

Yantai, China, November 2, 2020 -- Newater Technology, Inc. (NASDAQ: NEWA) (“Newater,” “NEWA,” “we,” “our” or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that its Rescheduled Annual General Meeting of shareholders (the “AGM”) will now be held Tuesday, December 29, 2020 at 8:30 a.m. Beijing time/Monday, December 28, 2020 at 7:30 p.m. EST at the Company’s headquarters located at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, China, 264003. Stockholders of record as of the record date, close of business on November 13, 2020 will be entitled to vote at the AGM.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company's core business includes:

•         Reuse of high quality reclaimed water;

•         High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

•         Highly efficient treatment of Landfill leachate; and

•         Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its annual meeting are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company:	Investor Relations

Ning Liu Senior Manager	Fan Wang IR Director
Phone: +86 (535) 8012999	Phone : +86 13681276957
+86 15063837878 Email: office@dtNEWA.com	Email : wangfan@xgujia.com